UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported): July 1, 2022 (July 1, 2022) HEALTHCARE TRUST OF AMERICA, INC. HEALTHCARE TRUST OF AMERICA HOLDINGS, LP (Exact name of registrant as specified in its charter) Maryland (Healthcare Trust of America, Inc.) 001-35568 20-4738467 Delaware (Healthcare Trust of America Holdings, LP) 333-190916 20-4738347 (State or other jurisdiction of incorporation or organization) (Commission File Number) (I.R.S. Employer Identification No.) 16435 N. Scottsdale Road, Suite 320, Scottsdale, Arizona 85254 (480) 998-3478 (Address of Principal Executive Office and Zip Code) (Registrant’s telephone number, including area code) www.htareit.com (Internet address) N/A (Former name or former address, if changed since last report) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading symbol(s) Name of each exchange on which registered Class A Common Stock, $0.01 par value per share HTA New York Stock Exchange Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter): Healthcare Trust of America, Inc. ☐ Emerging growth company Healthcare Trust of America Holdings, LP ☐ Emerging growth company If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Healthcare Trust of America, Inc. ☐ Healthcare Trust of America Holdings, LP ☐

Item 8.01 Other Events. On July 1, 2022, Healthcare Trust of America, Inc. (NYSE: HTA) (“HTA”) announced today that its Board of Directors has approved a pro-rata quarterly dividend of $0.029 per share of Class A Common Stock. The dividend will be paid on July 19, 2022 to stockholders of record on July 14, 2022, and represents a proration of our previous quarterly dividend of $0.325 per share for the period beginning on our previous quarterly dividend record date and ending immediately prior to the expected closing date of the previously announced merger with Healthcare Realty Trust Incorporated. Subject to a favorable shareholder vote, the merger is expected to close on July 20, 2022. Additionally, the eligible holders of HTA’s operating partnership units (“OP Units”) will receive a quarterly OP Unit distribution, which is on par with HTA’s Class A Common Stock dividend described above. Item 9.01 Financial Statements and Exhibits. (d) Exhibits. 99.1 Press release dated July 1, 2022. 104 Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized. Healthcare Trust of America, Inc. Date: July 1, 2022 By: /s/ Peter N. Foss Name: Peter N. Foss Title: Interim President and Chief Executive Officer Healthcare Trust of America Holdings, LP By: Healthcare Trust of America, Inc., its General Partner Date: July 1, 2022 By: /s/ Peter N. Foss Name: Peter N. Foss Title: Interim President and Chief Executive Officer

Exhibit 99.1 PRESS RELEASE Financial Contact: Robert A. Milligan Chief Financial Officer 480.998.3478 HEALTHCARE TRUST OF AMERICA, INC. ANNOUNCES THIRD QUARTER 2022 PRO RATA DIVIDEND SCOTTSDALE, Ariz., July 1 2022 - Healthcare Trust of America, Inc. (NYSE: HTA) (“HTA”), the largest dedicated owner and operator of medical office buildings in the United States, announced today that its Board of Directors has approved a pro- rata quarterly dividend of $0.029 per share of Class A Common Stock. The dividend will be paid on July 19, 2022 to stockholders of record on July 14, 2022, and represents a proration of our previous quarterly dividend of $0.325 per share for the period beginning on our previous quarterly dividend record date and ending immediately prior to the expected closing date of the previously announced merger with Healthcare Realty Trust Incorporated (“HR”). Subject to a favorable shareholder vote, the merger is expected to close on July 20, 2022. Additionally, the eligible holders of HTA's operating partnership units ("OP Units") will received a pro-rated quarterly OP Unit distribution, which is on par with HTA's Class A Common Stock dividend described above. About Healthcare Trust of America, Inc. Healthcare Trust of America, Inc. (NYSE: HTA) is the largest dedicated owner and operator of medical office buildings in the United States, with assets comprising approximately 26.0 million square feet of gross leasable area, and with $7.8 billion invested primarily in medical office buildings, as of March 31, 2022. HTA provides real estate infrastructure for the integrated delivery of healthcare services in highly-desirable locations. Investments are targeted to build critical mass in 20 to 25 leading gateway markets that generally have leading university and medical institutions, which generally translates to superior demographics, highly-educated graduates, intellectual talent and job growth. The strategic markets HTA invests in support a strong, long-term demand for quality medical office space. HTA utilizes an integrated asset management platform consisting of on-site leasing, property management, engineering and building services, and development capabilities to create complete, state of the art facilities in each market. We believe this drives efficiencies, strong tenant and health system relationships, and strategic partnerships that result in high levels of tenant retention, rental growth and long-term value creation. Headquartered in Scottsdale, Arizona, HTA has developed a national brand with dedicated relationships at the local level. Founded in 2006 and listed on the New York Stock Exchange in 2012, HTA has produced attractive returns for its stockholders that have outperformed the US REIT index, since inception. More information about HTA can be found on the Company’s Website (www.htareit.com), Facebook, LinkedIn and Twitter. Forward-Looking Language This press release contains certain forward-looking statements with respect to HTA. Forward-looking statements are statements that are not descriptions of historical facts and include statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because such statements include risks, uncertainties and contingencies, actual results may differ materially and in adverse ways from those expressed or implied by such forward- looking statements. These risks, uncertainties and contingencies include, without limitation, the following: HTA’s ability to consummate the Merger with HR on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement relating to the Merger; risks related to diverting the attention of HTA and HR management from ongoing business operations; failure to realize the expected benefits of the Merger; significant transaction costs and/or unknown or inestimable liabilities; risks associated with stockholder litigation in connection with the Merger, including resulting expense or delay; the risk that HTA’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the Merger; risks related to future opportunities and plans for HTA, including the uncertainty of expected future financial performance and results of the combined company following completion of the Merger; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the Merger on the market price of HTA’s or HR’s common stock; the possibility that, if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial analysts or investors, the market price of HTA’s common stock could decline; general adverse economic and local real estate conditions; changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of REITs and changes to laws governing the healthcare industry; the availability of capital; changes in interest rates; competition in the real estate industry; the supply and demand for operating properties in HTA’s proposed market areas; changes in accounting principles generally accepted in the US; policies and guidelines applicable to REITs; the availability of properties to acquire; the availability of financing; pandemics and other health concerns, and the measures intended to prevent their spread, including the currently ongoing COVID-19 pandemic; and the potential material adverse effect these matters may have on HTA’s business, results of operations, cash flows and financial condition. Additional information concerning HTA and its business, including additional factors that could materially and adversely affect HTA’s financial results, include, without limitation, the risks described under Part I, Item 1A – Risk Factors, in HTA’s 2021 Annual Report on Form 10-K and in HTA’s other filings with the SEC.